Heron Lake BioEnergy, LLC

201 10th Street

P.O. Box 198

Heron Lake, MN 56137

April 13, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Pamela A. Long, Assistant Director

Re:          Withdrawal of Registration Statement on Form 10

Filed February 28, 2006

File No. 000-51825

Dear Ms. Long:

Heron Lake BioEnergy, LLC hereby requests the immediate withdrawal of the above-referenced registration statement.

The registration statement has not yet been declared effective. The registration statement is being withdrawn in response to comment number one of the Staff’s letter of March 28, 2006, in order to avoid automatic effectiveness of the registration statement prior to addressing the Staff’s comments.

Please contact Michael L. Weaver, Esq. (612-371-3987) or Eric R. Tausner, Esq. (612-371-5765) of Lindquist & Vennum P.L.L.P. with any questions.

Sincerely,

/s/ Robert J. Ferguson

Robert J. Ferguson
President